UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

16 Great Marlborough Street, London, United Kingdom, W1F 7HS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
(1 – 31 August 2025)

Information Public Announcements/Press	Required by/when The Stock Exchange, London

Announcement Total Voting Rights 01 August 2025	Announcement Director/PDMR Shareholding 11 August 2025
Announcement Director/PDMR Shareholding 12 August 2025	Announcement Publication of a Prospectus 20 August 2025

Diageo PLC – Total Voting Rights
Dated 01 August 2025

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Total Voting Rights and Capital

In conformity with Paragraph 5.6.1R of the Disclosure Guidelines and Transparency Rules and Article 15 of the Transparency Directive, Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital as at 31 July 2025 consisted of 2,432,425,127 Ordinary Shares of 28 101/108 pence each ("Ordinary Shares"), with voting rights. 207,087,620 Ordinary Shares were held in Treasury, in respect of which, voting rights were not exercised.

Therefore, the total number of voting rights in the Company was 2,225,337,507 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidelines and Transparency Rules.

James Edmunds
Deputy Company Secretary

1 August 2025

Diageo PLC – Director/PDMR Shareholding
Dated 11 August 2025

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

On 11 August 2025, Sir John Manzoni purchased shares under an arrangement with the Company.

The notification below, which has been made in accordance with the requirement of the UK Market Abuse Regulation, provides further details.

James Edmunds
Deputy Company Secretary

11 August 2025

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Sir John Manzoni
2.	Reason for the notification
a)	Position / status	Chair
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Share purchase under an arrangement with the Company
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£20.46	321
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2025-08-11
f)	Place of transaction	London Stock Exchange (XLON)

Diageo PLC – Director/PDMR Shareholding
Dated 12 August 2025

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

On 11 August 2025, the following transactions took place in relation to the Diageo 2001 Share Incentive Plan:

1.   purchase of partnership shares using deductions from salary; and
2.   award of one matching share for every two partnership shares purchased.

The notifications below, which have been made in accordance with the requirement of the UK Market Abuse Regulation, provide further details.

James Edmunds
Deputy Company Secretary

12 August 2025

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Nik Jhangiani
2.	Reason for the notification
a)	Position / status	Interim Chief Executive Officer
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£20.46	7
		2.	Nil	4
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2025-08-11
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ewan Andrew
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£20.46	7
		2.	Nil	3
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2025-08-11
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Cristina Diezhandino
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£20.46	7
		2.	Nil	4
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2025-08-11
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Daniel Mobley
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£20.46	7
		2.	Nil	3
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2025-08-11
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Dayalan Nayager
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£20.46	7
		2.	Nil	4
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2025-08-11
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Louise Prashad
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£20.46	8
		2.	Nil	4
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2025-08-11
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

Diageo PLC – Publication of a Prospectus
Dated 20 August 2025

20 August 2025

PUBLICATION OF PROSPECTUS 2025

NOT FOR DISTRIBUTION TO ANY U.S. PERSON (AS DEFINED IN REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED) OR TO ANY PERSON LOCATED OR RESIDENT IN THE UNITED STATES OF AMERICA, ITS TERRITORIES AND POSSESSIONS OR INTO ANY OTHER JURISDICTION OR TO ANY OTHER PERSON WHERE OR TO WHOM IT IS UNLAWFUL TO DISTRIBUTE THIS DOCUMENT.

Diageo plc, Diageo Finance plc and Diageo Capital B.V. announce that, as part of the annual renewal of their European debt issuance programme, the following prospectus was approved by the Financial Conduct Authority on 20 August 2025 (the "Prospectus") and is available for viewing:

Programme for the Issuance of Debt Instruments of Diageo plc, as Issuer and Guarantor, and Diageo Finance plc and Diageo Capital B.V., as Issuers.

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/1308W_1-2025-8-20.pdf

A copy of the Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism

  .……….. ENDS .………..

For further information please contact:

Investor relations:
Sonya Ghobrial                                  +44 (0) 7392 784784
Andy Ryan                                         07803 854842
Grace Murphy                                    07514 726167
investor.relations@diageo.com

Media relations:
Clare Cavana                                    07751 742072
Isabel Batchelor                                07731 988857
press@diageo.com                           +44 (0) 7803 856 200

DISCLAIMER - INTENDED ADDRESSEES
The Debt Instruments described in the Prospectus have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any relevant securities law of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, Debt Instruments issued under the programme may not be offered, sold or delivered within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions permitted by U.S. tax regulations.
The Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any Debt Instruments in any jurisdiction to any person to whom it is unlawful to make the offer or solicitation in such jurisdiction. The distribution of the Prospectus and the offer or sale of Debt Instruments under the programme may be restricted by law in certain jurisdictions.

Persons into whose possession the Prospectus or any Debt Instruments issued under the programme may come must inform themselves about, and observe, any such restrictions on the distribution of the Prospectus and the offering and sale of Debt Instruments. In particular, please note that the information contained in this announcement may be addressed to and/or targeted at persons who are residents of particular countries only and is not intended for use and should not be relied upon by any person outside these countries. Your right to access this service is conditional upon complying with the above requirement.

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands across spirits and beer categories. These brands include Johnnie Walker, Crown Royal, J&B and Buchanan's whiskies, Smirnoﬀ, Ketel One, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in nearly 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com for information, initiatives, and ways to share best practice.

Celebrating life, every day, everywhere.

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Diageo Finance plc
LEI: BPF79TJMIH3DK8XCKI50

Diageo Capital B.V.
LEI: 213800YHFC48VOL6JY40

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 01 September 2025

By:___/s/ James Edmunds

James Edmunds
Deputy Company Secretary